UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Fourth Quarter and Full Year 2025 Results of Brightstar Lottery PLC

On February 24, 2026, Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) reported results for the fourth quarter and full year ended December 31, 2025.

The Company also announced that the Board of Directors (the “Board”) declared a quarterly cash dividend of $0.23 per share on its ordinary shares, payable on March 24, 2026, to holders of record as of the close of business on March 10, 2026.

Board and Governance Update

Appointment of Independent Non‑Executive Director

The Company announces that the Board has appointed Mariangela Zappia as an independent non‑executive director, effective February 19, 2026.

Ms. Zappia is a career diplomat with more than 40 years of experience in international diplomacy and public service. She has been the first woman in Italy to serve as Ambassador to NATO, Ambassador to the United Nations in New York, and Ambassador to the United States of America. She has also been the first woman to serve as Diplomatic Counsellor to the Prime Minister of Italy and as G7/G20 Sherpa. Throughout her career, she has been centrally involved in high‑level decision‑making on global political and economic issues of strategic significance to national security, and she brings extensive leadership and managerial experience overseeing complex organizations.

Upon her appointment, Ms. Zappia was also named to the Nominating and Corporate Governance Committee of the Board.

In accordance with applicable requirements, there are no arrangements or understandings between Ms. Zappia and any other person pursuant to which she was selected as a director, and no related-party transactions involving Ms. Zappia that require disclosure under applicable rules.

Director Not Standing for Re‑Election

The Company further announces that Max Chiara, the Company’s Chief Financial Officer and a member of its Board, has informed the Board that he will not stand for reelection at the Company’s next Annual General Meeting of shareholders (the “AGM”). Mr. Chiara will continue to serve as a director until the completion of his current term at the AGM and as Chief Financial Officer following the AGM.

Mr. Chiara’s decision is not the result of any disagreement with the Company on any matter relating to its operations, financial reporting, policies, or practices. His decision reflects the Company’s continued focus on enhancing the independence of its Board and aligning its Board composition with prevailing corporate governance standards and best practices, including increasing the proportion of independent non‑executive directors.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release “Brightstar Lottery PLC Reports Fourth Quarter and Full Year 2025 Results,” dated February 24, 2026.
99.2	Presentation “Brightstar Lottery PLC 2025: Q4 and Full-Year Earnings Report, period ended December 31, 2025,” dated February 24, 2026.

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “Brightstar Lottery PLC Reports Fourth Quarter and Full Year 2025 Results,” dated February 24, 2026.
99.2	Presentation “Brightstar Lottery PLC 2025: Q4 and Full-Year Earnings Report, period ended December 31, 2025,” dated February 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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